

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2013

Via E-mail
Mr. Nigel Kirkwood
Chief Financial Officer
Baja Mining Corp.
1430-800 West Pender Street
Vancouver, BC V6C 2V6
Canada

Re: Baja Mining Corp.
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 30, 2013
File No. 000-51690

Dear Mr. Kirkwood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012 filed April 30, 2013.

D. Property, Plants and Equipment page 37

1.   We note your disclosure regarding 70 million tons of proven and probable reserves and mineral resources. Considering your statements regarding the status of your updated technical report, it is unclear to us if you are still declaring mineral reserves for the Boleo Project. Please advise. Based on your response we may have additional comments.

2.   Please disclose the mineral prices used to determine the cut-off grade for the materials designated as mineral resources.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director